MAGNOLIA VENTURES, INC.
                           6767 WEST TROPICANA AVENUE
                                    SUITE 207
                          LAS VEGAS, NEVADA 89103-4754

                          ____________________________

               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
             THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                       NOTICE OF CHANGE IN THE COMPOSITION
                            OF THE BOARD OF DIRECTORS

                                JANUARY 14, 2003
                          ____________________________



         This Information Statement is being furnished to holders of record of the common stock, par value $.001 per share, of Magnolia Ventures, Inc., a Nevada corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act.

         NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.


                                  INTRODUCTION

         We anticipate that, following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, the transactions contemplated by the share purchase agreement discussed below under "Change of Control" will be completed. At that time:

         o Peggy Melilli, Dennis Melilli, and Sherri Lynn Cooper, the current members of our board of directors, intend to enter into a share purchase agreement with Richard Henry pursuant to which the present directors of Magnolia Ventures, Inc. will commit to sell to Mr. Henry an aggregate of 14,500,000 shares of common stock of Magnolia Ventures, Inc.; and

         o Peggy Melilli, Dennis Melilli, and Sherri Lynn Cooper, the current members of our board of directors, will resign and Richard Henry and Richard Lui will be appointed as new directors and shall constitute the entire board of directors immediately following the consummation of the share purchase agreement.

         Because of the change in the composition of our board of directors and the sale of securities pursuant to the share purchase agreement, there will be a change in control of our company on the date the transactions are completed.

         As of January 14, 2003, we had issued and outstanding 21,000,000 shares of common stock, our only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held. Each share of common stock is entitled to one vote.

         Please read this  Information  Statement  carefully.  It describes  the terms of the share purchase agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the transactions under the share purchase agreement.


                                CHANGE OF CONTROL

         Peggy Melilli, Dennis Melilli, and Sherri Lynn Cooper, the current members of our board of directors, intend to enter into a share purchase agreement with Richard Henry pursuant to which the present directors of Magnolia Ventures, Inc. will commit to sell to Mr. Henry an aggregate of 14,500,000 shares of common stock of Magnolia Ventures, Inc. The share purchase agreement also provides that Peggy Melilli, Dennis Melilli, and Sherri Lynn Cooper, the current members of our board of directors, will resign as directors and officers and will be replaced with Richard Henry and Richard Lui as the officers and directors of Magnolia Ventures, Inc. after the consummation of the transactions under share purchase agreement.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the number of shares of common stock beneficially owned as of January 14, 2003 by (i) those persons or groups known to beneficially own more than 5% of our common stock prior to the closing of the share purchase agreement, (ii) those persons or groups known to beneficially own more than 5% of our common stock on and after the closing of the share purchase agreement, (iii) each current director and each person that will become a director upon the closing of the share purchase agreement, (iv) our chief executive officer and each executive officer whose compensation exceeded $100,000 in the fiscal year ended December 31, 2001, (v) all current directors and executive officers as a group and (vi) all directors and executive officers on and after the closing of the share purchase agreement as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares. The business address of Peggy Melilli, Dennis Melilli and Sherri Lynn Cooper is 6767 West Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103, and the business address of Messrs. Henry and Lui is 800 E. Colorado Boulevard, 5th Floor, Pasadena, California 91101.



                                                         Before Closing of Share             After Closing of
                                                                           ------
                                                           Purchase Agreement(1)       Share Purchase Agreement(2)
                                                           ------------------          ------------------------

                                                         Amount and                      Amount and
                                                         Nature of                       Nature of
                                                         Beneficial       Percent        Beneficial       Percent
NAME AND ADDRESS OF BENEFICIAL OWNER                     Ownership       of Class        Ownership        of Class
------------------------------------                     ---------       --------        ---------      ----------
Peggy Melilli                                               5,500,000         26.19%        -0-              --
Dennis Melilli                                              5,500,000         26.19%        -0-              --


                                       2


                                                         Before Closing of Share             After Closing of
                                                                           ------
                                                           Purchase Agreement(1)       Share Purchase Agreement(2)
                                                           ------------------          ------------------------

                                                         Amount and                      Amount and
                                                         Nature of                       Nature of
                                                         Beneficial       Percent        Beneficial       Percent
NAME AND ADDRESS OF BENEFICIAL OWNER                     Ownership       of Class        Ownership        of Class
------------------------------------                     ---------       --------        ---------      ----------
Sherri Lynn Cooper                                          3,500,000         16.67%        -0-              --
Richard Henry                                                 -0-              --        14,500,000        69.05%
Richard Lui                                                   -0-              --           -0-              --
                                                           14,500,000         69.05%     14,500,000        69.05
All executive officers and directors as a group
   (three persons prior to and two persons on
   and after consummation of the
    share purchase agreement)
________________________

(1)      Based on 21,000,000 shares outstanding on January 14, 2003.


                 EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

         Effective upon the completion of the transaction under the share purchase agreement following the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors will be reconstituted and fixed at two directors. On that date, Peggy Melilli, Dennis Melilli and Sherri Lynn Cooper will resign as directors and Richard Henry and Richard Lui will be appointed as directors and shall constitute the entire board of directors immediately following the closing of the transactions contemplated by the share purchase agreement. The following tables set forth information regarding our current executive officers, directors and key employees and our proposed executive officers and directors after completing the transaction under the share purchase agreement. If any proposed director listed in the table below should become unavailable for any reason, which we do not anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Richard Henry prior to the date the new directors take office.

         Each member of our board of directors serves a term of one year or from the date of election until the end of the designated term and until the successor is elected and qualified.

CURRENT EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES


Name                            Age      Position
----                            ---      --------
Peggy Melilli                    50      President and Director
Dennis Melilli                   52      Secretary, Treasurer and Director
Sherri Lynn Cooper               53      Director

         Peggy Melilli is the President and a Director of Magnolia Ventures, Inc. From 1995 to the present, Ms. Melilli has been an Interior Designer with Kreiss Collection and International Corporation with 16 offices in the United States and abroad and a past owner of her own design firm and manager of showrooms for other independent design firms.

         Dennis Melilli is the Secretary, Treasurer and a Director of Magnolia Ventures, Inc.. From 1990 to the present, Mr. Melilli has been a Developer/General Contractor under the Melilli Construction with offices in Palm Desert and San Diego. He specializes in shopping centers, radio stations and movie theaters. He is also the developer of the new Festival of the Arts Theater, home for the Palm Springs International Film Festival.

         Sherri Lynn Cooper is a Director of Magnolia Ventures, Inc.. From 1994 to the present, Ms. Cooper has been a Publishing Agent and College Career Counselor. Ms. Cooper has been responsible for major fundraisers for several large disabled children's charities and the San Diego Chapter of the Women's Resource Center for abused women and children.

EXECUTIVE  OFFICERS  AND  DIRECTORS  AFTER THE  CLOSING  OF THE  SHARE  PURCHASE
AGREEMENT

Name                        Age          Position
----                        ---          --------

Richard Henry..........     48           Chairman of the Board, Chief Executive
                                         Officer and Director
Richard Lui............     37           Director

         Richard Henry is currently the President and owner of American Home Furniture Industries, Inc., a manufacturer of home furniture, a position he has held since 1997. Mr. Henry is also Chairman of the Board and owner of Jingbo Chemical (Bo'Xing) Co. Ltd., an oil refinery located in the Peoples Republic of China, a position he has held for one year.

         Richard Lui is President of Morgan Capital International, Inc., a management consulting firm located in Pasadena, California, a position he has held for one year. From 1998 to 2002, Mr. Lui was also President of Globalink Securities, Inc., a NASD member broker-dealer.

BOARD OF DIRECTORS' MEETINGS AND COMMITTEES

         During the fiscal year ended December 31, 2002, our board held three meetings by written consent. Our entire board participated in each action. We do not have standing nominating, audit or compensation committees.

DIRECTOR COMPENSATION

         Our directors currently are not compensated for serving as members of our board of directors.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

         Pursuant to Section 16 of the Securities Exchange Act, the Company's directors and executive officers and beneficial owners of more than 10% of the Common Stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the Common Stock. Based solely on a review of such reports provided to the Company and written representations from such persons regarding the necessity to file such reports, the Company is aware that Peggy Mellili, Dennis Mellili and Sherri Lynn Cooper have not filed reports or reported transactions in a timely manner during the Company's last fiscal years and up to and including the date of this report. All reportable transactions, however, have been disclosed in other filings under the Securities Exchange Act.

                             EXECUTIVE COMPENSATION

         We have not paid any cash compensation or other benefits to our executive officers since our inception.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Peggy Melilli has in the past advanced to Magnolia Ventures, Inc. working capital. As of December 31, 2002, the total amount owed by Magnolia Ventures, Inc. to Ms. Melilli was approximately $42,527. In connection with the share purchase agreement, Ms. Melilli will cancel all such advances and contribute the advances to equity.


MAGNOLIA VENTURES, INC.
Dated: January 14, 2003


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